                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[  ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

    The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

    85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

    New York,                        New York                          10004
--------------------------------------------------------------------------------
   (City)                           (State)                           (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Recovery Engineering, Inc.
   (REIN)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


================================================================================
4. Statement for Month/Year

   FYE December 31, 1998
================================================================================
5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



          --------------------------------------------------

================================================================================
7. Individual or Joint/Group Reporting
   (Check applicable line)

   [   ] Form Filed by One Reporting Person
   [ X ] Form Filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
====================================================================================================================================
                                 |                 |            |                               |             |         |          |
                                 |                 |            |                               |5.           |6.       |          |
                                 |                 |            |4.                             |Amount of    |Owner-   |          |
                                 |                 |            |Securities Acquired (A) or     |Securities   |ship     |          |
                                 |                 |            |Disposed of (D)                |Beneficially |Form:    |7.        |
                                 |                 |            |(Instr. 3, 4 and 5)            |Owned at end |Direct   |Nature of |
                                 |2.               | 3.         |-------------------------------|of Issuer's  |(D) or   |Indirect  |
1.                               |Transaction      |Transaction |              | (A)  |         |Fiscal Year  |Indirect |Beneficial|
Title of Security                |Date             |Code        |    Amount    | or   | Price   |(Instr. 3    |(I)      |Ownership |
(Instr. 3)                       |(Month/Day/Year) |(Instr. 8)  |              | (D)  |         |and 4)       |(Instr.4)|(Instr. 4)|
------------------------------------------------------------------------------------------------------------------------------------
                                 |                 |            |              |      |         |             |         |          |
                                 |                 |            |              |      |         |             |         |          |
------------------------------------------------------------------------------------------------------------------------------------
                                 |                 |            |              |      |         |             |         |          |
                                 |                 |            |              |      |         |             |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is  filed  by more  than one  Reporting  Person,  see  Instruction
  4(b)(v).

FORM 5 (continued)

====================================================================================================================================
                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
              |       |          |      |               |                     |                    |       |         |      |      |
              |       |          |      |               |                     |                    |       |9.       |10.   |      |
              |       |          |      |               |                     |                    |       |Number   |Owner-|      |
              |       |          |      |               |                     |                    |       |of       |ship  |      |
              |2.     |          |      |               |                     |                    |       |Deriv-   |of    |      |
              |Conver-|          |      |5.             |                     |7.                  |       |ative    |Deriv-|11.   |
              |sion   |          |      |Number of      |                     |Title and Amount    |       |Secur-   |ative |Nature|
              |or     |          |      |Derivative     |6.                   |of Underlying       |8.     |ities    |Secur-|of    |
              |Exer-  |          |      |Securities     |Date                 |Securities          |Price  |Bene-    |ity:  |In-   |
              |cise   |3.        |      |Acquired (A)   |Exercisable and      |(Instr. 3 and 4)    |of     |ficially |Direct|direct|
              |Price  |Trans-    |4.    |or Disposed    |Expiration Date      |--------------------|Deriv- |Owned    |(D) or|Bene- |
1.            |of     |action    |Trans-|of (D)         |(Month/Day/Year)     |            |Amount |ative  |at End   |In-   |ficial|
Title of      |Deriv- |Date      |action|(Instr. 3,     |---------------------|            |or     |Secur- |of       |direct|Owner-|
Derivative    |ative  |(Month/   |Code  |4 and 5)       |Date      |Expira-   |            |Number |ity    |Year     |(I)   |ship  |
Security      |Secur- |Day/      |(Instr|---------------|Exer-     |tion      |            |of     |(Instr.|(Instr.  |(Instr|(Instr|
(Instr. 3)    |ity    |Year)     |8)    | (A)   |(D)    |cisable   |Date      |Title       |Shares |5)     |4)       |4)    |4)    |
------------------------------------------------------------------------------------------------------------------------------------
Stock Option  |       |          |      |       |       |          |          |            |       |       |         |      |      |
(right to buy)|$25.82 | 4/23/98  | A(01)|4,000  |       | 10/23/98 | 4/23/03  |Common Stock| 4,000 |       |  4,000  |  01  | 01,03|
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option  |       |          |      |       |       |          |          |            |       |       |         |      |      |
(right to buy)|$24.01 | 2/3/98   | A(01)|4,000  |       |  8/3/98  | 2/3/03   |Common Stock| 4,000 |       |  4,000  |  01  | 01,03|
------------------------------------------------------------------------------------------------------------------------------------
Stock Option  |       |          |      |       |       |          |          |            |       |       |         |      |      |
(right to buy)|$5.84  |          |      |       |       | 10/24/97 | 4/24/02  |Common Stock| 4,000 |       |  4,000  |  02  | 02,03|
------------------------------------------------------------------------------------------------------------------------------------
Stock Option  |       |          |      |       |       |          |          |            |       |       |         |      |      |
(right to buy)|$11.26 |          |      |       |       |  7/19/96 | 7/19/01  |Common Stock| 1,000 |       |  1,000  |  02  | 02,03|
------------------------------------------------------------------------------------------------------------------------------------
5% Convertible|       |          |      |       |       |          |          |            |       |       |         |      |      |
Notes due 2003|$14.85 |          |      |       |       |  3/31/97 | 7/19/01  |Common Stock|  03   |       |    03   |  03  |  03  |
------------------------------------------------------------------------------------------------------------------------------------
Reset Rights  |       |          |      |       |       |          |          |            |       |       |         |      |      |
(04)          |  04   |          |      |       |       |    04    |    04    |Common Stock| 03,04 |       |  03,04  |  03  |  03  |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GSCP II Germany" and, together with GSCP and GSCP II Offshore, "GSCP II"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street Fund 1996, L.P. ("Stone Street 1996"), Bridge Street Fund 1996, L.P. ("Bridge Street 1996" and, together with Stone Street 1996, the "Stone/Bridge Funds"), Stone Street Empire Corp. ("Empire Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, together with GSCP, GSCP II Offshore, GSCP II Germany, GS Advisors, GS Advisors Cayman, GS oHG, Stone Street 1996, Bridge Street 1996, Empire Corp. and Goldman Sachs, the "Reporting Persons"). The principal business address of each of Goldman Sachs, GS Group, GSCP, Stone Street 1996, Bridge Street 1996, Empire Corp. and GS Advisors is 85 Broad Street, New York, New York 10004. The principal business address of each of GSCP II Offshore and GS Advisors Cayman is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address of each of GSCP II Germany and GS oHG is MesseTurm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

Explanation of Responses:

01: These options were granted under the Recovery Engineering, Inc. 1993 Director Stock Option Plan to a vice president of Goldman Sachs in his capacity as a director of the Issuer. That person has an agreement with GS Group pursuant to which he holds the stock options for the benefit of GS Group.

02: These options were granted under the Recovery Engineering, Inc. 1993 Director Stock Option Plan to a former managing director of Goldman Sachs in his capacity as a director of the Issuer. That person has an agreement with GS Group pursuant to which he holds the stock options for the benefit of GS Group.

03: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly up to 1,377,410 shares of Common Stock by reason of (a) the ownership by GSCP II and the Stone/Bridge Funds (collectively, the "Limited Partnerships") of $15,000,000 principal amount in 5% Convertible Notes due 2003 (the "Notes"), which are convertible into 1,010,101** shares of Common Stock, in the aggregate, and (b) the holding by the Limited Partnerships of the Reset Rights, pursuant to which the Limited Partnerships may be entitled to acquire up to 367,309 shares of Common Stock, in the aggregate. GS Group is the general partner of and owns a 99% interest in Goldman Sachs. Affiliates of Goldman Sachs and GS Group are the general partner, managing partner or managing general partner of the Limited Partnerships. Goldman Sachs is the investment manager of GSCP II. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

GSCP may be deemed to own beneficially and directly, and its general partner, GS Advisors, may be deemed to own beneficially and indirectly, 864,226 shares of Common Stock by reason of (a) the ownership by GSCP of $9,411,420 principal amount in Notes which are convertible into 633,766** shares of Common Stock, in the aggregate, and (b) the holding by GSCP of Reset Rights pursuant to which GSCP may be entitled to acquire up to 230,460 shares of Common Stock, in the aggregate. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Offshore may be deemed to own beneficially and directly, and its general partner, GS Advisors Cayman, may be deemed to own beneficially and indirectly, 343,565 shares of Common Stock by reason of (a) the ownership by GSCP II Offshore of $3,741,435 principal amount in Notes, which are convertible into 251,948** shares of Common Stock, in the aggregate, and (b) the holding by GSCP II Offshore of Reset Rights pursuant to which GSCP II Offshore may be entitled to acquire up to 91,617 shares of Common Stock, in the aggregate. GS Advisors Cayman disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Germany may be deemed to own beneficially and directly, and its managing partner, GS oHG, may be deemed to own beneficially and indirectly, 31,878 shares of Common Stock by reason of (a) the ownership by GSCP II Germany of $347,145 principal amount in Notes, which are convertible into 23,377** shares of Common Stock, in the aggregate, and (b) the holding by GSCP II Germany of Reset Rights pursuant to which GSCP II Germany may be entitled to acquire up to 8,501 shares of Common Stock, in the aggregate. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street 1996 may be deemed to own beneficially and directly, and its general partner, Empire Corp., may be deemed to own beneficially and indirectly, 82,079 shares of Common Stock by reason of (a) the ownership by Stone Street 1996 of $893,835 principal amount in Notes, which are convertible into 60,191** shares of Common Stock, in the aggregate, and (b) the holding by Stone Street 1996 of Reset Rights pursuant to which Stone Street 1996 may be entitled to acquire up to 21,888 shares of Common Stock, in the aggregate. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1996 may be deemed to own beneficially and directly, and its managing general partner, Empire Corp., may be deemed to own beneficially and indirectly, 55,662 shares of Common Stock by reason of (a) the ownership by Bridge Street 1996 of $606,165 principal amount in Notes, which are convertible into 40,819** shares of Common Stock, in the aggregate, and (b) the holding by Bridge Street 1996 of Reset Rights pursuant to which Bridge Street 1996 may be entitled to acquire up to 14,843 shares of Common Stock, in the aggregate. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

04: The following derivative securities are held by the Limited Partnerships, in respect of the Notes:

     (i) rights (the "Reset Rights-1") to acquire, at the time at which the Notes are converted into shares of Common Stock, 367,309 shares of Common Stock, in the aggregate, if such time occurs after the earlier of a change of control of the Issuer and July 19, 1999 and at such time the market price per share of Common Stock is $20 or less;

     (ii) rights (the "Reset Rights-2") to acquire, at the time at which the Notes are converted into shares of Common Stock, 252,525 shares of Common Stock, in the aggregate, if such time occurs after the earlier of a change of control of the Issuer and July 19, 1999 and at such time the market price per share of Common Stock is $25 or less; and

     (iii)rights (the "Reset Rights-3" and, together with Reset Rights-1 and Reset Rights-2, the "Reset Rights") to acquire, at the time at which the Notes are converted into shares of Common Stock, 155,400 shares of Common Stock, in the aggregate, if such time occurs after the earlier of a change of control of the Issuer and July 19, 1999 and at such time the market price per share of Common Stock is $30 or less.

In each case the Reset Rights are created through an adjustment of the conversion price applicable to the Notes.

If, at any time prior to January 18, 2000, the market price per share of Common Stock exceeds $25 for at least 66 consecutive trading days, then, the Reset Rights-1 and the Reset Rights-2 shall, to the extent not previously exercised, immediately expire, and if, at any time prior to January 18, 2000, the market price per share of Common Stock exceeds $30 for at least 66 consecutive trading days, then, the Reset Rights-3 shall, to the extent not previously exercised, immediately expire.

The Reset Rights may be exercised only at such time at which the Notes in respect of which they were granted are converted into shares of Common Stock; provided, however, that, in connection with the conversion of any Notes, only such Reset Rights granted in respect of such Notes which would entitle the holder thereof the greatest number of shares of Common Stock may be exercised and each other Reset Right granted in respect of such Notes that has not expired prior to such conversion shall immediately expire upon such conversion.

----------------------------
**Not including shares of Common Stock issuable pursuant to the Reset Rights.



***Signatures:

GS CAPITAL PARTNERS II, L.P.


By:  s/ Hans L. Reich
     -----------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GS ADVISORS, L.P.


By:  s/ Hans L. Reich
     -----------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GS CAPITAL PARTNERS II OFFSHORE, L.P.


By:  s/ Hans L. Reich
     -----------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GS ADVISORS II (CAYMAN), L.P.


By:  s/ Hans L. Reich
     -----------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GS CAPITAL PARTNERS II (Germany) CIVIL LAW PARTNERSHIP
(with limitation of liability)


By:  s/ Hans L. Reich
     -----------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GOLDMAN, SACHS & CO. oHG


By:  s/ Hans L. Reich
     -----------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


GOLDMAN, SACHS & CO.


By:  s/ Hans L. Reich
     -----------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


THE GOLDMAN SACHS GROUP, L.P.


By:  s/ Hans L. Reich
     -----------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


STONE STREET FUND 1996, L.P.


By:  s/ Hans L. Reich
     -----------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


BRIDGE STREET FUND 1996, L.P.


By:  s/ Hans L. Reich
     -----------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


STONE STREET EMPIRE CORP.


By:  s/ Hans L. Reich
     -----------------------
     Name:     Hans L. Reich
     Title:    Attorney-in-fact


DATE:     February 16, 1999


*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101(b)(4) of Regulation S-T.